UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42685

Namib Minerals

(Translation of registrant’s name into English)

71 Fort Street, PO Box 500,

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Receipt of Nasdaq Deficiency Letter

On January 30, 2026, Namib Minerals (the “Company”) received a letter (the “Letter”) from the Nasdaq Listing Qualifications Department (the “Staff”) notifying the Company that during the period from December 5, 2025 to January 20, 2026 the Company’s ordinary shares, par value $0.0001 (the “Ordinary Shares”), did not meet the minimum market value of publicly held shares of $15,000,000 (the “MVPHS”) requirement for continued listing on the Nasdaq Global Market (“Nasdaq”) pursuant to Nasdaq Listing Rule 5450(b)(2)(C) (the “Rule”).

The Letter further stated that, in accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has 180 calendar days, or until July 29, 2026 (the “Compliance Period”), to regain compliance with the Rule. If at any time during the Compliance Period the Company’s MVPHS equals or exceeds $15,000,000 for a minimum of ten consecutive business days, the Staff will provide the Company with a written confirmation of compliance with the Rule and the matter will be closed. Nasdaq Listing Rule 5810(c)(3)(H) states, in part, that the Staff may, in its discretion, require the Company to satisfy the MVPHS requirement for more than ten consecutive business days, but generally not more than 20 consecutive business days, in order to demonstrate an ability to maintain long-term compliance with the listing rules. If the Company does not regain compliance with the Rule by July 29, 2026, the Company will receive written notification from the Staff that its securities are subject to delisting, which notification is subject to appeal by the Company. As an alternative, the Company has the ability to apply to transfer its securities to the Nasdaq Capital Market, assuming it could then meet the applicable continued listing requirements.

The Letter does not have an immediate effect on the Company’s Nasdaq listing or the trading of its Ordinary Shares and warrants. During the Compliance Period, the Ordinary Shares will continue to trade on Nasdaq under the symbol “NAMM,” and the Company’s warrants will continue to trade on the Nasdaq Capital Market under the symbol “NAMMW.”

The Company furnishes this report on Form 6-K to satisfy its obligation under Listing Rule 5810(b) to make public disclosure of the subject deficiency within four business days after receipt of the Letter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Ibrahima Tall
Name:	Ibrahima Tall
Title:	Chief Executive Officer

Date: February 5, 2026

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